Mail Stop 3561

      	December 2, 2005


Via U.S. Mail

Christopher A. Taravella, Esq.
DaimlerChrysler Financial Services Americas LLC
27777 Inkster Road
Farmington Hills, MI  48334-5326

Re: 	DaimlerChrysler Financial Services Americas LLC
	Registration Statement on Form S-3
	Filed November 4, 2005
	File No. 333-127963

Dear Mr. Taravella:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the supplement and/or base prospectus should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Also reflect these comments in any other prospectus supplement connected with this registration statement. Please confirm to us in your response that you will comply with this instruction.
2. We note in various sections of the base prospectus your statements
"unless otherwise specified in an accompanying prospectus supplement" or "as otherwise specified in a related prospectus supplement," which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. However, the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all assets, structural features, trust duties, selection criteria, and credit enhancement that you reasonably contemplate including in the
ABS offering.
3. We note that you indicate throughout the base prospectus that you will provide such things as credit enhancement or other features that were not described as contemplated in the base prospectus in the related prospectus supplement. Please see our related comments on this point throughout the letter. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.
Please see our comments below for guidance.
4. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.
5. Please confirm that all finalized agreements will be filed at the time of takedown. Please refer to Item 1100(f).
6. Please include a separately captioned section to disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

7. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.
8. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction
I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Prospectus Supplement

Transaction Illustration, S-4
9. Please revise the diagram in to identify the sponsor, depositor and the issuing entity.

Transaction Summary, page S-5
Parties to the Transaction, page S-5
10. Please revise to include the administrator as a party to the transaction. We note your disclosure on page 58 of the base prospectus.
11. Where applicable, please revise to identify transaction parties consistent with the definitions in Item 1101 of Regulation AB. For instance, it appears to us that "sellers" should be identified as originators and issuer should be identified as "issuing entity." Please also revise on the cover page of the supplement.

Flow of funds, page S-6
12. Please revise your diagram on page S-7 to indicate, generally, the point(s) in the flow of funds where credit enhancement providers will provide funds. We note on page 29 of the base prospectus that you contemplate various forms of credit enhancement.

Credit Enhancement, page S-8
13. Add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item
1114(b) if the aggregate significance percentage is 10% or more.

14. We note that you may enter into interest rate or currency swaps.
Provide for disclosure of the descriptive information required by Item
1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, provide the financial information as outlined in Item 1115(b) if the significant percentage is 10% or more. Provide the language in brackets in the prospectus supplement, if applicable.
15. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Selection Criteria, page S-16
16. Please describe any expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties. Refer to Item 1107(j) of Regulation AB.

Yield Supplement Overcollateralization Amount, page S-36
17. Please revise to further describe and clarify the yield supplement overcollateralization amount, including its relation to DaimlerChrysler Retail Receivables LLC as illustrated on page S-4.

Fees and Expenses of the Trust, page S-31
18. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item
1113(c). We suggest showing items paid out of the servicer`s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

Owner Trustee and Indenture Trustee, page S-39
19. Please provide bracketed language to disclose prior experience information for each trustee. Refer to Item 1109(b) of Regulation AB.

Base Prospectus

Reading this prospectus and the accompanying prospectus supplement, page 2
20. We note the second paragraph on this page. We also note your disclosure on page 18 that "the prospectus supplement for a series will describe any material provisions...that differ in a material way." The information in the prospectus supplement should complement the information in the base, but should not "vary" or "differ." Please revise accordingly.

Summary, page 7
Securities Issued, page 7
21. Please delete the last bullet "other relevant factors."

Trust Property, page 8
22. On November 17, 2005, your counsel informed us that you intend to revise your disclosure regarding "previously issued securities" and disclosure regarding the prefunding period. Please revise accordingly in the base and the prospectus supplement.
23. Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v) and (vi), as applicable.
24. Finally, please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Enhancement, page 8
25. Refer to the last bullet point on page 9. Please remove the phrase "other arrangements similar to those described above." If you are referring to other types of support, deposit or derivative arrangements that are not disclosed in the list, please revise to include them in the base prospectus. Please note that forms of credit enhancement must meet the definition of an asset-backed security.

Sponsor, Depositor and Servicer, page 18
26. Please revise to discuss the size, composition and growth of the servicer`s portfolio of serviced assets. Refer to Item 1108(b)(2) of
Regulation AB.

Trust Property, page 21
27. We note you may use a revolving period. Because your securities are backed by an asset pool that is not considered revolving in nature, the revolving period may not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB. Please revise or advise.

28. Furthermore, with regard to the revolving period, please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and
(vi),
as applicable.
29. Please revise to disclose whether there are any differences in the underwriting criteria the revolving or prefunding period from the criteria used to select the current asset pool. See Item 1111(g)(7).

Precomputed Receivables, page 24
30. Please revise to further describe the actuarial method.
Please
include the party that determines the payment allocation and when it is determined. Also, discuss any differences between receivables computed under the simple interest method and the actuarial method that would be material to investors.
31. Please revise to briefly describe the "Rule of 78`s" method.
32. Please refer to the last sentence that appears on page 25. Please revise to quantify what you mean by a "portion." Also please clarify under "Balloon Note Receivables."

Balloon Note Receivables, page 25
33. We note that DaimlerChrysler Retail Receivables LLC will have the
option to transfer "Fixed Value Payments to the related trust in exchange for certificates representing interests in these final Fixed
Value Payments or indebtedness secured by these Fixed Value
Payments."
It seems that you contemplate adding assets to the pool at some future
date.  Please tell us how this structural feature meets the
discrete
pool requirement of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB. We also note your disclosure on page 9 that "after issuing the securities described in a prospectus supplement, the related trust will not issue any additional securities."

Static Pool Data, page 27
34. Please provide us with all of the static pool information that will be provided in response to Item 1105 of Regulation AB when it becomes available. Also, please disclose the specific website address in the prospectus supplement. Refer to Rule 312(a)(1) of Regulation
S-T.


Credit and Other Enhancements, page 28
35. We note that you may use "purchase obligations" as credit and cash
flow enhancement.   Please confirm and explain whether this type
of
asset meets the definition of an asset-backed security. Refer to Item
1101(c)(1) and Item 1114 of Regulation AB.
36. Refer to the second to last bullet point of this section on page
29. Please revise to delete your reference to other agreements with respect to third party payments. We view this as a catch-all. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.

Payments on the Securities, page 30
37. We note that a class of securities may be redeemable. Please expand your disclosure to further describe this feature. Please address when the securities may be redeemed and whether the holder has the discretion to redeem the securities.

Interest Payments, page 32
Floating Rate Securities, page 32
38. Please revise your disclosure to explain how the interest rates will be determined and how frequently interest rates will be adjusted.
Refer to Item 1113(a)(3) of Regulation AB. Please also add bracketed language in your prospectus supplement where applicable.

Sale Provisions, page 38
39. We note that "unless otherwise provided in the related prospectus supplement" proceeds from the offering will be used to purchase related receivables and/or fund a related prefunding account. Please revise to disclose the other purposes for which you may use the offering proceeds.

Reports to be filed with the SEC, page 44
40. We note your disclosure on page 45 that "unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant." Please note that an attestation report of a registered public accounting firm that attests to and reports on, the assessment of compliance with servicing criteria must be filed as an exhibit to the Form 10-K report. Please note that the substitution of another type of accountant`s report or opinion will not satisfy the reporting requirements. Please revise your disclosure to accurately reflect the reporting requirements for asset-backed securities pursuant to Securities Act Rule 15d-18.

Evidence as to Compliance, page 45
41. We note that your form of Sale and Servicing Agreement filed as exhibit 99.1 requires a servicer compliance statement and an auditor`s report by April 30th or approximately one month after it is required to be filed with the Form 10-K. Please revise the underlying agreements to comply with Regulation AB and file them as exhibits.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,



      	Max A. Webb
      	Assistant Director

cc:	Renwick D. Martin, Esq.
	Sidley Austin Brown & Wood LLP
	Fax:  (212) 839-5599
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Christopher A. Taravella, Esq.
DaimlerChrysler Financial Services Americas LLC
December 2, 2005
Page 1